TASEKO MINES: DISSIDENTS FAIL TO DISCLOSE BANKRUPTCY INVOLVING
A PROPOSED DIRECTOR NOMINEE

TROUBLING BANKRUPTCY ALLEGATIONS ILLUSTRATE DANGERS OF CONFLICTING
ROLES WHEN DIRECTORS ARE ALSO LENDERS

February 25, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today announced that dissident Raging River Capital LP (“RRC”), which has requisitioned a meeting of Taseko shareholders, failed to disclose a corporate bankruptcy involving one of its proposed nominees for Taseko’s Board.

In its January 13, 2016 news release RRC explicitly denied the involvement of its four director nominees with any bankruptcies within the previous 10 years. Disclosure about related bankruptcies is required under Canadian law.

However, nominee Mark Radzik was involved in a messy bankruptcy (the “Bankruptcy”) which required a formal settlement agreement with the Bankruptcy Trustee in 2013 (the “Bankruptcy Settlement Agreement”). Taseko management believes that shareholders should be concerned about both the denial of the fact of the Bankruptcy as well as the contents of the Bankruptcy Settlement Agreement, which raised certain allegations about the conduct of Mr. Radzik. For a copy of the Bankruptcy Settlement Agreement see: http://www.tasekomines.com/proxy-contest/shareholder-materials.

The Bankruptcy involves troubling circumstances that illustrate the danger of corporate directors who are also lenders. Taseko believes this conflicting dual role is especially concerning in the case of RRC because, as Taseko announced on February 18, 2016, RRC also failed to disclose that it had acquired bonds with face value that exceeds RRC’s share investment by more than fourfold.

There are disturbing parallels between the allegations in the Bankruptcy and RRC’s intention to insinuate its director nominees into an immediately conflicted position as both bondholders and the elected representatives of the shareholders who are responsible for managing the bondholder relationship. No other Taseko director has allowed such a conflict to develop. If RRC were to exploit this dual role in a similar manner as was alleged in the Bankruptcy, the outcome might be as unhappy for Taseko shareholders as it appears to have been for certain stakeholders in the Bankruptcy.

The Support Plus Medical Bankruptcy

The Bankruptcy involves Mark Radzik , who is not only one of RRC’s four nominees for Taseko’s Board but also appears to be the spokesperson whom RRC has selected to deliver its unwarranted attacks against Taseko to the business media. Mr. Radzik is also Managing Partner of a Chicago-based investment firm that describes itself as making "opportunistic" investments.

Taseko has obtained copies of court-filed documents that describe Mr. Radzik’s involvement in the Bankruptcy while he served as a director of a bankrupt US company called Support Plus Medical, Inc. He was at the time also a principal of certain lenders who declared Support Plus in default of its loans, accelerated them, conducted a foreclosure sale and then, on August 20, 2010, petitioned it into bankruptcy under Chapter 7 of the US Bankruptcy code.

Mr. Radzik’s Dual Roles and the Settlement

The Bankruptcy Settlement Agreement was filed with the Court May 6, 2013 and signed by the Bankruptcy Trustee, Mr. Radzik and certain others. In it, the Trustee and other signatories acknowledge that the Trustee “may have certain claims and causes of action” against the directors, including Mr. Radzik, related to their dual director/lender roles. The Bankruptcy Settlement Agreement states that:

•	The directors of Support Plus may have “violated their fiduciary duties of care and loyalty” owed to Support Plus, and
•	Certain Support Plus lenders, including those represented by Mr. Radzik, may have “improperly benefited from the actions of the directors.”

The Settlement Agreement states that the alleged improper benefits that the Bankruptcy dual-role directors may have provided to the lenders included but were not limited to:

•	Increasing the lenders’ collateral,
•	Deepening the Support Plus insolvency,
•	Preventing new investment opportunities to the detriment of Support Plus,
•	Directing Support Plus to employ a director and insider of the lenders as a “purported restructuring consultant for the benefit of the lenders,” and
•	Usurping “corporate opportunities” of Support Plus.

The Bankruptcy Settlement Agreement includes a settlement clause stating that the settling parties, who include Mr. Radzik, don’t admit to “the truth or falsity of any matter or any claim,” “any violation of any statute or law,” or “any wrongdoing by any party.”

Taseko believes the acknowledged dual role allegations are troubling. Taseko has posted a copy of the Bankruptcy Settlement Agreement to its website and linked it to this news release (http://www.tasekomines.com/proxy-contest/shareholder-materials) so that shareholders can judge for themselves.

Taseko Does Not Need Dual Role Directors

If RRC’s nominees are elected as Taseko directors when RRC remains a bondholder, RRC’s nominees will have a dual role that appears similar to that of Mr. Radzik in the Bankruptcy. RRC’s nominees might be more inclined to take steps that could favour bondholders at the expense of Taseko shareholders. In such event, RRC might gain far more on Taseko bonds than it might lose on Taseko shares.

Given these recent examples of RRC’s non-transparency, Taseko cautions shareholders not to rely on RRC’s disclosures. As previously reported, shareholders will receive detailed information about the proxy contest by way of a Management Information Circular well in advance of the requisitioned meeting. Shareholders should read the circular carefully before reaching a decision with regard to their votes. In the meantime, there is no need for shareholders to take any action.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

ABOUT TASEKO

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

CAUTIONARY NOTES

No regulatory authority has approved or disapproved of the information contained in this news release.

This document may contain “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”,, “believes, “estimate”, “expect”, “intend”, “should” and similar expressions. Such statements are inherently subject to greater risk than statements of fact. For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.